UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

January 28, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood; Erin Purnell

Re:	Ares Acquisition Corporation

Registration Statement on Form S-1

Registration File No. 333-252163

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Ares Acquisition Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on February 1, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute approximately 918 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others through February 1, 2021.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	UBS Securities LLC

By:	/s/ Adam Schwarzschild
	Name:	Adam Schwarzschild
	Title:	Managing Director

By:	/s/ John Delgado
	Name:	John Delgado
	Title:	Associate Director

By:	Citigroup Global Markets Inc.

By:	/s/ Jason Kim
	Name:	Jason Kim
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]